January 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Funds (the “Registrant”)

1933 Act File No.:        033-02659

1940 Act File No.:        811-04556

Dear Sir or Madam:

The Registrant hereby requests to withdraw the filing of Post-Effective Amendment No. 130, as previously filed with the Securities and Exchange Commission on August 17, 2011 (Accession Number 0001193125-11-225622).

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/S/ Tanya L. Goins

Tanya L. Goins Senior Counsel